CANETIC RESOURCES TRUST

Reporting of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual Meeting of holders of trust units of Canetic Resources Trust (the "Trust") held on May 9, 2006 (the "Meeting"), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to approve the election of the nine nominees to serve as directors of Canetic Resources Inc., as described in the information circular of the Trust dated March 24, 2006	Passed
2.

Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year and to authorize the directors of Canetic Resources Inc. to fix their remuneration as such

Passed